October 20, 2023	Chelsea Childs T +1 415 315 6374 Chelsea.Childs@ropesgray.com

CONFIDENTIAL TREATMENT REQUESTED BY

VERSUS CAPITAL INFRASTRUCTURE INCOME fUND

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lisa N. Larkin

Re:	Versus Capital Infrastructure Income Fund (File Nos. 333-238296 and 811-23569) (the “Fund”)

Ladies and Gentlemen:

On October 11, 2023, Ms. Lisa N. Larkin of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea Childs of Ropes & Gray LLP, in connection with the Staff’s review of Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 2 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Fund’s Registration Statement on Form N-2, filed on July 11, 2023.

The Staff’s comments, together with the Fund’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. The portion of this letter for which confidential treatment is sought is marked as [Redacted – Confidential Treatment Requested]. A separate unredacted version of this letter has been delivered to the Staff.

1.	Comment: Please explain any differences and similarities between the facts underlying the Reorganization of the Predecessor Fund into the Fund and those in GuideStone Financial, et al., SEC Staff No-Action Letter (Dec. 27, 2006) (the “GuideStone Letter”).

Response: [Redacted – Confidential Treatment Requested]

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2.	Comment: Please explain why the Predecessor Fund did not itself register as an interval fund instead of reorganizing into the Fund.

Response: [Redacted – Confidential Treatment Requested]

3.	Comment: Please include a written representation aligned with condition 5 of the Guidestone Letter.

Response: The Fund confirms that the Reorganization will be effected pursuant to procedures adopted by the Board, including a majority of the Independent Trustees, that are reasonably designed to provide that the Reorganization is conducted in a manner consistent with conditions 2 and 3 of the Guidestone Letter. The Fund respectfully notes that, for the reasons discussed in response to comment 1, condition 4 of the Guidestone Letter, which relates to redemptions from the GuideStone Predecessor Funds, is inapplicable to the Reorganization.

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If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-6374.

Sincerely,

/s/ Chelsea Childs
Chelsea Childs

cc:	Tim Fete, Versus Capital Advisors LLC
Sarah Clinton, Ropes & Gray LLP
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